Exhibit 12

Bank of Hawaii Corporation and Subsidiaries

Exhibit 12 - Statement Regarding Computation of Ratios

		Six Months Ended
(dollars in thousands)		June 30, 2004	June 30, 2003

Earnings:
1.	Income Before Income Taxes	$130,923	$91,383
2.	Plus: Fixed Charges Including Interest on Deposits	33,079	45,081
3.	Earnings Including Fixed Charges	164,002	136,464
4.	Less: Interest on Deposits	17,760	27,756
5.	Earnings Excluding Interest on Deposits	$146,242	$108,708

Fixed Charges:
6.	Fixed Charges Including Interest on Deposits	$33,079	$45,081
7.	Less: Interest on Deposits	17,760	27,756
8.	Fixed Charges Excluding Interest on Deposits	$15,319	$17,325

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)		5.0x	3.0x
Excluding Interest on Deposits (Line 5 divided by Line 8)		9.5x	6.3x